

March 3, 2011

VIA U.S. MAIL AND FACSIMILE

Perry Y. Ing
Vice President and Chief Financial Officer
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario M5A 2N4
Canada

     Re: US Gold Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2010
              Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010
              Filed August 6, 2010 and November 3, 2010
              File No. 1-33190

Dear Mr. Ing:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Anne Nguyen Parker
                           Branch Chief